Exhibit 3.5
CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION

GWS Technologies, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That the Board of Directors of the Corporation has duly adopted resolutions (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware an amendment to the Corporation’s Certificate of Incorporation to combine each twenty (20) outstanding shares of the Corporation’s Common Stock, par value $.001 per share, into one (1) share of Common Stock, par value $.001 per share; and (ii) declaring such amendment to be advisable and recommended for approval by the Stockholders of the Corporation.

SECOND: That, thereafter, the Stockholders of said Corporation approved the amendment by written consent of the outstanding shares in accordance with Section 228 of the Delaware General Corporation Law.

THIRD: That the amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation law by the Board of Directors and the Stockholders of the Corporation.

FOURTH: That the capital of the Corporation shall not be reduced under or by reason of said amendment.

FIFTH: That upon the effectiveness of this Certificate of Amendment of the Certificate of Incorporation, that Article Fourth of the Certificate of Incorporation is hereby amended such that, as amended, such paragraph shall read in its entirety as follows:

“The total number of shares of stock which this corporation shall have authority to issue is one hundred ten million (110,000,000) with a par value of $.001 per share amounting to $110,000.00. One hundred million (100,000,000) of those shares are Common Stock and ten million (10,000,000) of those shares are Preferred Stock. Each share of Common Stock shall entitle the holder thereof to one vote, in person or by proxy on any matter on which action of the stockholders of this corporation is sought. The holders of shares of Preferred Stock shall have no right to vote those shares, except (i) as determined by the Board of Directors of this corporation in accordance with the provisions of Section (3) of ARTICLE FIFTH of this Amended and Restated Certificate of Incorporation, or (ii) as otherwise provided by the Delaware General Corporation Law, as amended from time to time. Effective at 12:01 a.m. PDT (the “Effective Time”) on October 30, 2008 (the “Effective Date”) each twenty (20) shares of Common Stock, par value $.001 per share, of this Corporation issued and outstanding or held in treasury shall be combined into one (1) share of Common Stock, par value $.001 per share, of this Corporation, without any action by the holders thereof.  No fractional shares of Common Stock will be issued in connection with the effectiveness of the reverse split. Instead, the Corporation will round up and issue a whole share to each affected stockholder. Therefore, each stockholder who, immediately prior to the Effective Time on the Effective Date, owns a number of shares which is not evenly divisible by twenty shall, with respect to such fractional interest, be entitled to receive from the Corporation an additional share of Common Stock.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Certificate of Incorporation to be executed by Richard Reincke, its President, Chief Executive Officer and Secretary, this 13th day of October, 2008.

GWS TECHNOLOGIES, INC.

By:    /s/ Richard Reincke
Richard Reincke
President, Chief Executive Officer and Secretary